FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November, 2004
Commission File No. 000-24876

TELUS CORPORATION

(Translation of registrant’s name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

EXHIBITS

Exhibit No.	Description
1	Supplemental United States GAAP Disclosures for the three-month and nine-month periods ended September 30, 2004 and 2003 (unaudited) and for the years ended December 31, 2003 and 2002 and the report of the auditors thereon

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   November 30, 2004

TELUS CORPORATION
By:	/s/ Audrey Ho
	Name:	Audrey Ho
	Title:	Vice President, Legal Services and General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
1	Supplemental United States GAAP Disclosures for the three-month and nine-month periods ended September 30, 2004 and 2003 (unaudited) and for the years ended December 31, 2003 and 2002 and the report of the auditors thereon